Subsidiaries of American Water Star
	State of Incorporation	Status of Operation
Tunlaw Capital Corporation	Delaware	Inoperative
All Star Beverage, Inc.	Nevada	Operating
New Age Packaging, Inc.	Nevada	Operating
All Star Beverages Arizona, Inc.	Nevada	Inoperative
All Star Beverages Jax, Inc.	Nevada	Inoperative
All Star Beverages Mississippi, Inc.	Nevada	Inoperative